
PROCESSING
RECEIVED
MAR - 7 2005
SEC MAIL
SECTION
213
WASH., D.C.


05041569

SECURI ... ON

ANNUAL AUDITED ... RT
FORM X-17A-5
PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
| Estimated average burden hours per response | 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 36521 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Surety Financial Services, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3375 Park Avenue
(No. and Street)

Wantagh. (City) NY (State) 11793 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nussbaum Yates & Wolpow, PC
(Name – *if individual, state last, first, middle name*)

445 Broadhollow Rd (Address) Melville (City) NY (State) 11747 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 17 2005
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, John Renck, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Surety Financial Services Inc., as of December 31, 2005, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

ROBYN L. PUTTICK
Notary Public, State of New York
No. 01PU6121244
Qualified in Nassau County
Commission Expires Jan. 10. 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# MONITORING AND EVALUATION SERVICES, INC.
# D/B/A SURETY FINANCIAL SERVICES

## FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT AUDITORS

## YEAR ENDED DECEMBER 31, 2004

**MONITORING AND EVALUATION SERVICES, INC.**
**D/B/A SURETY FINANCIAL SERVICES**

**YEAR ENDED DECEMBER 31, 2004**

## CONTENTS



NUSSBAUM YATES & WOLPOW, P.C.

Certified Public Accountants

445 BROAD HOLLOW ROAD, MELVILLE, NY 11747
(631) 845-5252 FAX (631) 845-5279

## Report of Independent Auditors

To the Officer and Director of
Monitoring and Evaluation Services, Inc.
d/b/a Surety Financial Services
Wantagh, New York

We have audited the accompanying statement of financial condition of Monitoring and Evaluation Services, Inc. d/b/a Surety Financial Services (the "Company") as of December 31, 2004, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

On February 28, 2005, we received a confirmation from Company counsel indicating that as of December 31, 2004, the Company was indebted to counsel for $133,468 in excess of amounts recorded on the Company's records (the "Liability"), representing fees billed to the Company. The Company has taken the position that the Liability is the responsibility of the sole shareholder and not an obligation of the Company and has not recorded the Liability. The Company and the shareholder have not provided us with any evidential material supporting their position. Accounting principles generally accepted in the United States of America require that all obligations of the Company be recorded and accordingly we feel that we are unable to rely on management's representations.

Because of the departure from the generally accepted accounting principle described above, as of December 31, 2004 accrued expenses have been understated by $133,468 and shareholder's equity has been overstated by a similar amount. In addition, net income for 2004 has been overstated by such amount. Moreover, the departure created an error in the computation of net capital as of December 31, 2004 which, if reported correctly, would have resulted in a net capital deficiency of $17,960, aggregate indebtedness of $157,303, minimum net capital required of $10,487, and a net capital shortage of $28,447. Such amounts are in violation of the Company's net capital requirements pursuant to the Rule 15c3-1 of the Securities and Exchange Commission.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed above, we believe that the Company is in violation of the computations of aggregate indebtedness and net capital rules of the Securities and Exchange Commission. The Company has not reflected costs, if any, in connection with this violation. In addition, as discussed in Note 11 to the financial statements, the Company is a defendant in litigation, the outcome of which cannot presently be determined. However, the ongoing defense costs of the litigation are significant. These matters, plus any possible effect arising from the subsequent violation of one of its clearing broker agreements as described in Note 10, raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

To the Officer and Director of
Monitoring and Evaluation Services, Inc.

In our opinion, because of the effects of the matters described in the preceding two paragraphs, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States of America, the financial position of Monitoring and Evaluation Services, Inc. d/b/a Surety Financial Services as of December 31, 2004 and the results of its operations and cash flows for the year then ended.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, for the reasons described above, in our opinion such information is not presented fairly in conformity with accounting principles generally accepted in the United States of America.



NUSSBAUM YATES & WOLPOW, P.C.
Melville, New York
February 14, 2005
Except for matters described in the third and subsequent paragraphs herein as to which the date is February 28, 2005



NUSSBAUM YATES & WOLPOW, P.C.

Certified Public Accountants

445 BROAD HOLLOW ROAD, MELVILLE, NY 11747
(631) 845-5252 FAX (631) 845-5279

**Independent Auditors' Report on Internal Control**
**Required by SEC Rule 17a-5**

To the Officer and Director of
Monitoring and Evaluation Services, Inc.
d/b/a Surety Financial Services
Wantagh, New York

In planning and performing our audit of the financial statements and supplemental schedule of Monitoring and Evaluation Services, Inc. d/b/a Surety Financial Services (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons

2) Recordation of differences required by Rule 17a-13

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Officer and Director of
Monitoring and Evaluation Services, Inc.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment and its operation that we consider to be a material weaknesses as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2004, and this report does not affect our report thereon dated February 14, 2005 (February 28, 2005 as to certain matters). The Company's internal control system failed to record the accrual of professional fees in the amount of $133,468 as of December 31, 2004 related to ongoing litigation which we believe should be recorded. On February 28, 2005, we received a confirmation from Company counsel indicating that as of December 31, 2004, the Company was indebted to counsel for $133,468 in excess of amounts recorded on the Company's records (the "Liability"), representing fees billed to the Company. The Company has taken the position that the Liability is the responsibility of the sole shareholder and not an obligation of the Company and has not recorded the Liability. The Company and the shareholder have not provided us with any evidential material supporting their position. After recording the Liability, the Company is in violation of the computations of aggregate indebtedness and net capital under Rule 15c3-1 under the Securities Exchange Act of 1934. Moreover, it is possible that the interim computations reported by the Company in its Focus filings during 2004 were incorrect.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, due to the matter described in the paragraph above, we believe that the Company's practices and procedures were not adequate at December 31, 2004, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and that, alternatively, greater reliance must be placed on surveillance by management. However, we did note that certain recurring journal entries such as accrual of income were not reflected by the Company in interim and year end Focus filings. It should be noted that such accruals did not affect the computations of net capital.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.



NUSSBAUM YATES & WOLPOW, P.C.
Melville, New York
February 28, 2005

**MONITORING AND EVALUATON SERVICES, INC.**
**D/B/A SURETY FINANCIAL SERVICES**

## STATEMENT OF FINANCIAL CONDITION

**DECEMBER 31, 2004**

### ASSETS

| | |
|---|---|
| Cash | $ 68,454 |
| Receivable from brokers | 64,085 |
| Receivable from customers | 74,138 |
| Securities owned, marketable, at market value | 11,340 |
| Furniture and equipment, at cost, net of accumulated depreciation of $103,453 | 7,670 |
| Other | 4,178 |
| | $ 229,865 |

### LIABILIIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Accounts payable and accrued expenses | $ 23,835 |
| Commitments and contingent liabilities | |
| Stockholder's equity: | |
| Common stock, authorized, issued and outstanding 100 shares, no par | 60,000 |
| Additional paid-in-capital | 155,500 |
| Deficit | (9,470) |
| | 206,030 |
| | $ 229,865 |

See notes to financial statements.

**MONITORING AND EVALUATON SERVICES, INC.**
**D/B/A SURETY FINANCIAL SERVICES**

## STATEMENT OF INCOME

### YEAR ENDED DECEMBER 31, 2004

| | |
|---|---|
| Revenues: | |
| Commissions | $ 814,249 |
| Investment consultant fees | 314,489 |
| | 1,128,738 |
| Expenses: | |
| Auto expenses and rentals | $ 10,818 |
| Communications and data processing | 15,913 |
| Conferences, conventions and seminars | 89,155 |
| Contributions | 18,825 |
| Dues and subscriptions | 3,796 |
| Fees and assessments | 2,222 |
| Insurance | 28,342 |
| Occupancy | 25,424 |
| Office and miscellaneous expenses | 17,066 |
| Officer's salary | 40,920 |
| Professional fees | 251,215 |
| Promotions and advertising | 5,013 |
| Salaries and employee benefits | 389,587 |
| Transaction cost recapture | 11,630 |
| Travel and entertainment | 64,771 |
| | 974,697 |
| Income before income taxes | 154,041 |
| Income taxes (credit) | (1,950) |
| Net income | $ 155,991 |

See notes to financial statements.

## MONITORING AND EVALUATION SERVICES, INC.
## D/B/A SURETY FINANCIAL SERVICES

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

## YEAR ENDED DECEMBER 31, 2004

| | Common Stock | | Paid-In | | Stockholder's |
|---|---|---|---|---|---|
| | Shares | Amount | Capital | Deficit | Equity |
| Balances, January 1, 2004 | 100 | $60,000 | $155,500 | $ (7,225) | $208,275 |
| Net income | - | - | - | 155,991 | 155,991 |
| Dividends | - | - | - | (158,236) | (158,236) |
| Balances, December 31, 2004 | 100 | $60,000 | $155,500 | $ (9,470) | $206,030 |

See notes to financial statements.

MONITORING AND EVALUATION SERVICES, INC.
D/B/A SURETY FINANCIAL SERVICES

## STATEMENT OF CASH FLOWS

## YEAR ENDED DECEMBER 31, 2004

| | |
|---|---|
| Operating activities: | |
| Net income | $ 155,991 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation | 4,424 |
| Changes in assets and liabilities: | |
| Net receivable from brokers | (32,227) |
| Net receivable from customers | 4,584 |
| Accounts payable and accrued expenses | (22,472) |
| Net cash provided by operating activities | 110,300 |
| Investing activities, purchase of furniture and equipment | (1,322) |
| Financing activities, dividends paid | (158,236) |
| Decrease in cash | (49,258) |
| Cash, beginning of year | 117,712 |
| Cash, end of year | $ 68,454 |
| Supplemental cash flows disclosures: | |
| Income taxes paid | $ - |

See notes to financial statements.

MONITORING AND EVALUATION SERVICES, INC.
D/B/A SURETY FINANCIAL SERVICES

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2004

## 1. Nature of Business and Significant Accounting Policies

### *Nature of Business*

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC rule 15c3-3. The Company also provides investment consultant services to customers.

### *Significant Accounting Policies*

- ***Securities Transactions and Commissions***

  Customers' securities transactions and the related commission revenues and expenses are recorded on settlement date basis. There is no material difference between trade and settlement date.

  Marketable securities are valued at market value.

- ***Investment Advisory Income***

  Investment consultant fees are earned quarterly or annually based on the terms of contracts with customers.

- ***Income Taxes***

  The Company has elected "S" Corporation treatment for both Federal and State income tax purposes. As such, the Company's stockholder is taxed, individually, on his proportionate share of the Company's earnings. Accordingly, there is no provision for Federal income taxes, but the Company remains subject to certain state taxes.

## 1. Nature of Business and Significant Accounting Policies (Continued)

*Significant Accounting Policies (Continued)*

- ***Depreciation***

  Furniture and equipment are being depreciated by the straight-line method over an estimated period of five years.

- ***Use of Estimates***

  In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## 2. Receivable from Brokers

Receivable from brokers consists of commissions receivable from clearing brokers and others. The Company clears all of its customer transactions through other broker-dealers on a fully disclosed basis.

## 3. Receivable from Customers

Receivable from customers includes amounts due for investment consultant fees.

## 4. Securities Owned

Securities owned consist of investments in NASDAQ recorded at market value and consist of the following:

| | Market Value | Cost | Unrealized Loss |
|---|---|---|---|
| Warrants | $ - | $ 20,100 | $ (20,100) |
| Common stock | 11,340 | 15,600 | (4,260) |
| | $ 11,340 | $ 35,700 | $ (24,360) |

## 5. Defined Contribution Plan

The Company maintains a defined contribution retirement plan covering all employees. There is no contribution for 2004.

## 6. Related Party Transactions

Expenses for 2004 include $89,155 related to charges by an affiliated company, under common control, for the use of its facilities for meetings and seminars.

## 7. Financial Instruments

### *Fair Value of Financial Instruments*

The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values.

## 7. Financial Instruments (Continued)

### *Financial Instruments with Off-Balance Sheet Credit Risk*

As a securities broker, the Company is engaged in buying and selling securities on behalf of its customers. These activities may expose the Company to off-balance-sheet-credit-risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing brokers provide that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing brokers on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

### *Concentrations of Credit Risk*

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk.

## 8. Lease Commitments

The Company has a month-to-month operating lease for its office. Total rent expense amounted to $21,000 for 2004.

## 9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $115,508, which was $110,508 in excess of its required net capital of $5,000. The Company's net capital ratio was .21 to 1.

## 10. Subsequent Event

At January 31, 2005 the Company was in violation of one of its clearing broker agreements, which requires maintenance of net capital of $100,000 unless agreed to in writing by the clearing broker. The Company believes that any violation would have no effect on the Company since it would be able to clear customer transactions through another clearing broker.

## 11. Litigation

On or about June 2, 2003, a former customer commenced an action against the Company in New York State Supreme Court, New York County alleging claims for, among other things, breach of fiduciary duty, breach of contract, negligent mismanagement and unjust enrichment in connection with investment losses it suffered and alleged duties owed by the Company. On or around July 23, 2003, the Company filed its answer and moved to dismiss. Fact depositions in the case have been completed, and expert disclosures exchanged. A limited amount of limited discovery remains, and one or more parties may request additional expert disclosures. A trial date has been set for May 11, 2005, but may be postponed. The Company believes the plaintiff's claims lack merit and intends to vigorously defend the action. It also has asserted a counterclaim. At this point, it is not possible to predict the likelihood of an unfavorable outcome. Accordingly, no provision for loss has been recorded by the Company at December 31, 2004.

SCHEDULE I

**MONITORING AND EVALUATION SERVICES, INC.**
**D/B/A SURETY FINANCIAL SERVICES**

**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1**
**OF THE SECURITIES AND EXCHANGE COMMISSION**

**AS OF DECEMBER 31, 2004**

| | |
|---|---|
| Net capital | |
| Total stockholder's equity qualified for net capital | $ 206,030 |
| Deductions and/or charges: | |
| Nonallowable assets: | |
| Other assets | 78,316 |
| Furniture and equipment, net | 7,670 |
| | 85,986 |
| Net capital before haircuts on securities position | 120,044 |
| Haircuts on securities: | |
| Stock and warrants | 4,536 |
| Net capital | $ 115,508 |
| Aggregate indebtedness: | |
| Accounts payable and accrued expenses | $ 23,835 |
| Computation of basic net capital requirement: | |
| Minimum net capital required: | |
| Based on aggregate indebtedness | $ 1,589 |
| Minimum dollar requirement | $ 5,000 |
| Excess net capital at minimum required | $ 110,508 |
| Ratio: Aggregate indebtedness to net capital | .21 to 1 |

There is no difference between the net capital computed above and the Company's computation included in its unaudited Part IIA of Form X-17A-5 as of December 31, 2004.

The schedules entitled "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" are not applicable in accordance with the Company's exemption under paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC.